Exhibit 99

For Immediate Release

FOR:	QUIXOTE CORPORATION
CONTACT:	Daniel P. Gorey	Investor Relations:
	Chief Financial Officer	Eric Boyriven/Bob Joyce
	Joan R. Riley	FD
	Director of Investor Relations	(212) 850-5600
(312) 467-6755

QUIXOTE CORPORATION REPORTS PRELIMINARY FISCAL 2009 SECOND QUARTER RESULTS

CHICAGO, IL, January 15, 2009 — Quixote Corporation (Nasdaq: QUIX) today reported preliminary results for its fiscal 2009 second quarter ended December 31, 2008.

Net sales for the second quarter of fiscal 2009 are expected to be approximately $20 million compared to net sales of $25.9 million for the second quarter of fiscal 2008. For the fiscal 2009 second quarter, the Company expects a net loss of between $0.28 and $0.30 per diluted share, compared to net earnings of $0.08 per diluted share for the second quarter of fiscal 2008.  The expected net loss per diluted share for the second quarter of fiscal 2009 was affected by the lower sales volumes as well as severance charges totaling approximately $850,000, or $0.06 per diluted share.

The preliminary results for the second quarter reflect lower than expected sales volumes both domestically and internationally, which the Company attributes to the effects of the global economic downturn and its impact on infrastructure spending worldwide.  Domestic and international sales declined 23% and 22%, respectively.  International sales declined primarily due to lower sales in Asia-Pacific, including approximately $1 million in sales to China during the second quarter last year which did not repeat in the second quarter of fiscal 2009.

Bruce Reimer, President and Chief Executive Officer, commented, “Current economic conditions have led many customers to pull back on infrastructure spending, adversely affecting both of our business segments in what is typically a seasonally soft quarter.  Although our international sales declined for the current second quarter, we saw increased sales in some of our international markets, including Europe, Latin America and the Middle East, where we have made recent investments including the opening of an office in the UAE last year.  International sales increased 12% for the current year-to-date period, despite soft sales for the second quarter.  International markets continue to represent a significant long-term opportunity for Quixote and remain a core part of our strategy.”

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Quixote also announced that its Board of Directors voted to suspend the Company’s semiannual dividend. This decision will strengthen the Company’s balance sheet by conserving cash resources during this current challenging economic environment.  The Board of Directors intends to consider future dividends based upon the Company’s ongoing financial results.

Daniel P. Gorey, Executive Vice President and Chief Financial Officer said, “Suspending our semiannual dividend was a difficult but necessary decision. Improving our liquidity is a high priority for Quixote, and the suspension of our semiannual dividend saves the Company nearly $4 million in annual cash expenditures.  This action, along with realigning our cost structure and managing our capital spending, will strengthen our balance sheet and increase financial flexibility, which is important in this difficult operating environment.  We are committed to continue to make the prudent decisions that will position the Company for long-term success.”

Mr. Reimer concluded, “Although our near-term outlook remains cautious in this economic environment, we are encouraged by President-elect Obama’s commitment to act with all possible speed on an economic recovery plan.  The stimulus package as proposed by some would provide up to 100 percent federal funding for transportation projects with no required state match.  This should encourage funds to flow quickly for the significant backlog of “shovel-ready” state road and bridge projects, initially increasing the demand for our work zone crash cushions, Inform products and parts sales.  As transportation projects continue to ramp up, sales of our later-cycle permanent crash cushions and other products also should benefit.  As economic conditions improve, we believe the sound strategy we have in place, our solid leadership position, and growth initiatives position us well to deliver strong value to our shareholders.”

The Company plans to release its final results for the second quarter and conduct a conference call on Thursday, January 29, 2009.

Quixote Corporation, (www.quixotecorp.com), through its wholly-owned subsidiaries, Quixote Transportation Safety, Inc. and Quixote Transportation Technologies, Inc., is the world’s leading manufacturer of energy-absorbing highway crash cushions, electronic wireless measuring and sensing devices, weather forecasting stations, computerized highway advisory radio transmitting systems, flexible post delineators and other transportation safety products.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters set forth in this news release are forward-looking statements.  The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, including the risks and uncertainties discussed in the Company’s Form 10-K for its fiscal year ended June 30, 2008, under the caption “Forward-Looking Statements” and “Risk Factors” in Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discussion is incorporated herein by this reference. Other factors may be described from time to time in the Company’s public filings with the Securities and Exchange Commission, news releases and other communications.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.